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        ***  Certain confidential portions of this Exhibit were omitted by means of blackout of the text (the "Mark"). This Exhibit has been filed separately with the Secretary of the Commission without the Mark pursuant to the Company's Application Requesting Confidential Treatment under Rule 24b-2 under the Securities and Exchange Act of 1934.

Exhibit 2.1

ASSET PURCHASE AGREEMENT

        THIS ASSET PURCHASE AGREEMENT (the "Agreement") is made and entered into as of September 30, 2002, by and among Medtronic PS Medical, Inc. (as defined herein, "Medtronic"), a California corporation, MacroPore Biosurgery, Inc. (as defined herein, "MacroPore"), a Delaware corporation, and the "Signing Shareholder" (as defined herein), solely with respect to Section 5.11.

WITNESSETH:

        WHEREAS, MacroPore has developed, manufactures and sells Bioabsorbable Implants for use in the Field of Use; and

        WHEREAS, the parties hereto desire that MacroPore sell, transfer and assign to Medtronic, and Medtronic purchase from MacroPore, certain Specified Assets relating to the Field of Use Business (as such terms are defined herein) on the terms and for the consideration hereinafter provided; and

        WHEREAS, as a condition to Medtronic's purchase of the Specified Assets, MacroPore will grant Medtronic a perpetual worldwide exclusive royalty-free license to certain intangible assets relating to the Field of Use Business pursuant to a License Agreement in the form attached hereto as Exhibit A (the "License Agreement"); and

        WHEREAS, to induce Medtronic to enter into this Agreement and purchase the Specified Assets, MacroPore and the Signing Shareholders agree not to compete with Medtronic in the Field of Use.

        NOW, THEREFORE, in consideration of the respective representations, warranties, covenants and agreements contained herein, and subject to the terms and conditions set forth herein, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

        1.1)    Specific Definitions.    As used in this Agreement, the following terms shall have the meanings set forth or referenced below:

        "Accessories" means products, devices or instruments that are not implanted but are used or marketed for use in connection with the preparation or implantation of Bioabsorbable Implants, including and limited to those accessories listed on Exhibit B hereto. For avoidance of doubt, for purposes of Section 5.7 (back-up supply), "Accessories" refers to those Accessories that are manufactured (in whole or in part) by MacroPore, and for purposes of Section 5.10 (supply of raw materials), "Accessories" refers to those Accessories that are supplied to MacroPore in final form.

        "Affiliate" of a specified person (natural or juridical) means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified. "Control" shall mean ownership of more than 50% of the shares of stock entitled to vote for the election of directors in the case of a corporation, and more than 50% of the voting power in the case of a business entity other than a corporation.

        "Amended and Restated Distribution Agreement" means that certain Amended and Restated Distribution Agreement by and between Medtronic and MacroPore in the form attached hereto as Exhibit C.

        "Assignment and Assumption Agreement" means the agreement in the form attached hereto as Exhibit D between MacroPore and Medtronic under which MacroPore shall assign to Medtronic, and Medtronic shall assume from MacroPore, all of MacroPore's rights and obligations, to the extent such rights and obligations arise following the Closing, under the Contracts.

        "Assumed Liabilities" means the liabilities described in Section 2.4(e).

        "Bill of Sale" means the document delivered by MacroPore to Medtronic under which MacroPore shall convey to Medtronic unencumbered title to the Specified Assets, in the form attached hereto as Exhibit E.

        "Bioabsorbable Implants" means bioabsorbable and/or bioresorbable implant products, including but not limited to Faster Resorbing Polymer and similar products, for use in medical applications, including without limitation, bone fixation and reconstruction, but specifically excluding the following: MacroPore's bioabsorbable and/or bioresorbable thin film products, including TS surgical film (Surgi-Wrap™); MacroPore bioabsorbable and/or bioresorbable drug delivery products, systems and devices specifically adapted for use with a drug developed by or for MacroPore or licensed to MacroPore by a party other than Medtronic; and bioabsorbable and/or bioresorbable products, systems and devices of MacroPore adapted for use with stem cells or growth factors by or for MacroPore by a party other than Medtronic. Notwithstanding the forgoing, if a bioabsorbable and/or bioresorbable implant product can be used without stem cells, growth factors, and/or as a drug delivery vehicle, that product by itself (without the inclusion of a specific drug to be delivered, stem cell or growth factor) is included in this definition of Bioabsorbable Implants.

        "Business" means any and all of MacroPore's business activities as conducted to the date of Closing.

        "Closing" and "Closing Date" have the meanings set forth in Section 8.1.

        "Code" means the Internal Revenue Code of 1986, as amended.

        "Competing Product" means any product, product line, process, formulation or service (including any component thereof or research to develop information primarily for its usefulness in connection therewith) that is designed, developed, manufactured, marketed or sold by anyone other than Medtronic and is of a similar type, performs similar functions, or is used for the same purposes as a Licensed Product (as defined in the License Agreement), and shall specifically include, but not be limited to MacroPore's bioabsorbable TS surgical film (Surgi-Wrap™) to the extent used in the Field of Use, bioabsorbable drug delivery products, and bioabsorbable products with stem cells or growth factors.

        "Confidential Information" means information disclosed by or on behalf of one of the parties (the "disclosing party") to the other party (the "receiving party"), generated under this Agreement, or otherwise learned by the receiving party from the disclosing party, excluding information which:

          (a)  was already in the possession of the receiving party prior to its original receipt from the disclosing party (provided that the receiving party is able to provide the disclosing party with written proof thereof and, if received from a third party, that such information was acquired without any party's breach of a confidentiality or non-disclosure obligation to the disclosing party related to such information);

          (b)  is or becomes part of the public domain by reason of acts not attributable to the receiving party;

          (c)  is or becomes available to the receiving party from a source other than the disclosing party which source has rightfully obtained such information and has no direct or indirect obligation of non-disclosure or confidentiality to the disclosing party with respect thereto; or

          (d)  has been independently developed by or for the receiving party without breach of this Agreement or use of any Confidential Information of the other party (provided that the receiving party is able to provide the disclosing party with written proof thereof).

        "Contract(s)" means those contracts, purchase or sale orders, leases, licenses, commitments and other agreements listed on the Letter of Assets attached hereto as Exhibit G.

        "Current Distribution Agreement" has the meaning set forth in Section 5.16(a).

        "Disclosure Letter" means the disclosure letter dated September 29, 2002 delivered by MacroPore to Medtronic prior to the execution of this Agreement.

        "Environmental Laws" means and includes any one or more of the following: (a) the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA"), as amended by the Superfund Amendments and Reauthorization Act of 1986 ("SARA"), 42 U.S.C. § 9601 et seq.; the Federal Resource Conservation and Recovery Act of 1976 ("RCRA"), 42 U.S.C. § 6921 et seq.; the Clean Water Act, 33 U.S.C. § 1321 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Safe Drinking Water Act, 42 U.S.C. § 300f et seq.; the Occupational Safety and Health Act of 1976, 29 U.S.C. § 651, all as they may be amended from time to time; any other federal, state, county, municipal, local or other statute, law, ordinance or regulation that relates to or deals with Hazardous Substances, human health or the environment, all as they may be amended from time to time; and all regulations promulgated by a regulatory body pursuant to any of the foregoing statutes, laws, regulations, or ordinances; and (b) to the extent that they apply specifically to MacroPore, judgments, orders, decrees, injunctions, permits, concessions, grants, franchises, licenses or agreements, to the extent that either (a) or (b) relate to safety, human health, the environment or emissions, discharges, or releases of Hazardous Substances into the environment including ambient air, surface water, ground water, facilities, structures, or land, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of pollutants, contaminants, Hazardous Substances, or wastes or the investigation, clean-up, or other remediation thereof.

        "Excluded Assets" has the meaning set forth in Section 2.2.

        "FDA" means the United States Food and Drug Administration.

        "Faster Resorbing Polymer" means the polymer currently in development by MacroPore that is composed of [***] and has product characteristics of [***]

        "Field of Use" means any skeletal fixation and/or reconstruction application in each case and only to the extent that the application pertains to neurosurgery (cranial and skull base only), craniomaxillofacial, oral maxillofacial, reconstructive (head/face only), otolaryngology, orthognathic, mandibular, plastic surgery (head/face only), and/or iliac crest.

        "Field of Use Bioabsorbable Implants" means bioabsorbable implants that are designed, developed, manufactured, marketed or sold for use in the Field of Use.

        "Field of Use Business" means MacroPore's activities in connection with the development, manufacturing, and sale of Field of Use Bioabsorbable Implants and Accessories, as conducted by MacroPore to the date of Closing.

        "Goleta Facility" means Medtronic's facility located at 125 Cremona Drive, Goleta, California 93117-5503.

        "Hazardous Substance" means asbestos, urea formaldehyde, polychlorinated biphenyls, nuclear fuel or materials, chemical waste, radioactive materials, explosives, known carcinogens, petroleum products, pesticides, fertilizers, or any other substance that is dangerous, toxic, or hazardous, or that is a pollutant, contaminant, chemical, material or substance defined as hazardous or as a pollutant or contaminant in, or the use, transportation, storage, release or disposal of which is regulated by, any Environmental Laws.

        "Intellectual Property" means (a) patents and all divisions, continuations, continuations-in-part, revisions, reissues and re-examinations relative thereto; (b) copyrights and all works of authorship including all translations, adaptations, combinations, compilations and derivations of each of the foregoing; (c) trademarks, trade names, brand names, service marks, service names, trade dress, logos and corporate names including all translations, adaptations, combinations and derivations thereof, together with all common law rights and all goodwill associated with each of the foregoing; (d) technology, know-how, methods, processes, systems, trade secrets, inventions (whether or not patentable, copyrightable or susceptible to any other form of legal protection and whether or not reduced to practice), proprietary data, formulae, research and development data, and confidential information (including conceptions, ideas, innovations, manufacturing, development and production techniques, drawings, specifications, designs, proposals, financial and accounting data, business and marketing plans, customer and supplier lists and related information and documentation), in each case irrespective of whether in human or machine readable form; (e) computer software (including both source and object code) and all related program listings and data, systems, user and other documentation; (f) mask works; (g) all other forms of right by which one may effectively exclude another from using or otherwise enjoying any and each of the foregoing; and (h) all applications for any and each of the foregoing including applications for patent or registration, together with all registrations, renewals and extensions for any and each of the foregoing.

        "Inventory" or "Inventories" means finished goods, raw materials and ingredients, work-in-process, consignment goods, wares and merchandise.

        "Know-How" means all know-how, trade secrets, expertise, inventions, discoveries and technical information owned by or licensed (with the right to sublicense) to MacroPore which are necessary or useful for designing, developing, processing, manufacturing, using or selling Licensed Products (as defined in the License Agreement), including but not limited to information embodied in drawings, designs, copyrights, copyright registrations and applications, trademarks, service marks and registrations thereof and applications therefor, patent applications, material specifications, processing instructions, formulas, equipment specifications, product specifications, confidential data, computer software, electronic files, research notebooks, invention disclosures, research and development reports and the like related thereto, and all amendments, modifications and improvements to any of the foregoing.

        "Know-How Transfer" shall have the meaning set forth in Section 5.6 hereof.

        "knowledge" of MacroPore means actual knowledge of MacroPore's officers, directors, Signing Shareholders or management or the knowledge that any of such persons would reasonably be expected to have assuming reasonable inquiry of any facts or circumstances actually known to and recognized by such person to create significant doubt concerning the accuracy of any representation, warranty, or statement without regard to such "knowledge" qualifier.

        "Letter of Assets" means the listing of assets attached hereto as Exhibit G.

        "Liens" means liens, mortgages, charges, security interests, pledges, encumbrances, assessments, restrictions or other third-party claims of any nature.

        "License Agreement" has the meaning set forth in the recitals.

        "MacroPore" means MacroPore Biosurgery, Inc. and its Affiliates.

        "MacroPore Intellectual Property" means all right, title and interest in and to all Intellectual Property that is used in or is necessary to the conduct of the Field of Use Business, including the development, manufacture and sale of the Faster Resorbing Polymer.

        "MacroPore Product Information" means all records, reports (internal and external), submissions (internal and external), data, files, marketing materials, specifications, manufacturing documentation and quality assurance information associated with any products or concepts, or development or manufacturing thereof, that have been created, initiated and/or conducted by MacroPore relating to the Specified Assets and/or the Field of Use Bioabsorbable Implants.

        "MacroPore Regulatory Information" means all authorizations, permits, licenses, records, reports (internal and external), submissions (internal and external), data and files associated with regulatory requirements and communications between MacroPore and outside regulatory bodies worldwide, including without limitation the FDA, notified bodies, and other governmental agencies, relating to the Specified Assets and/or the Field of Use Bioabsorbable Implants, including but not limited to those listed in Section 3.7 of the Disclosure Letter.

        "Material Adverse Effect" means an effect (other than an effect caused by changes to the economy in general) that, individually or in the aggregate with other related effects, is or could reasonably be expected to be materially adverse to the business, prospects, results of operation or condition (financial or otherwise) of the Specified Assets or the Field of Use Business, considered as a whole, or is or could reasonably be expected to be materially adverse to the ability of Medtronic to conduct following the Closing the manufacture and/or sale of Field of Use Bioabsorbable Implants as presently conducted or contemplated to be conducted by MacroPore; provided, however, that any of the following, individually or in the aggregate, shall not constitute a "Material Adverse Effect" on or with respect to MacroPore: (a) any changes, events or effects including without limitation, any acts of terrorism, affecting the United States economy or world economy as a whole or affecting generally the industry in which MacroPore operates (and not specially affecting MacroPore); (b) any adverse changes, events or effects that are demonstrated to be caused by the announcement or pendency of the transactions contemplated in this Agreement; (c) the lack of success of MacroPore in retaining existing employees or of Medtronic in hiring MacroPore employees or other employees who are material to Medtronic's ability to operate the Field of Use Business or MacroPore's ability to fulfill its obligations under this Agreement; or (d) any changes resulting from compliance by MacroPore with the terms of, or the taking of any action expressly contemplated, permitted or required by, this Agreement.

        "Medtronic" means Medtronic PS Medical, Inc. and its Affiliates.

        "Post-Installation Period" means the period of time that begins on the date of final installation of the necessary Specified Assets at the Goleta Facility and ends one year following that date.

        "Product Liability" means any liability, claim or expense related to the Business, including but not limited to reasonable attorneys' fees and medical expenses, arising in whole or in part out of a breach of any express or implied product warranty, strict liability in tort, negligent manufacture of product, negligent provision of services, product recall, or any other allegation of liability arising from the design, testing, manufacture, packaging, labeling (including instructions for use), marketing, distribution or sale of products (whether for clinical trial purposes, commercial use or otherwise).

        "Purchase Price" has the meaning set forth in Section 2.3.

        "Retained Liabilities" has the meaning set forth in Section 2.5.

        "Signing Shareholder" means Christopher J. Calhoun.

        "Specified Assets" means all of the assets set forth on the Letter of Assets, together with all MacroPore Product Information and MacroPore Regulatory Information. Expressly excluded from the Specified Assets is any and all Inventory of MacroPore; provided, however, that copies of certain

MacroPore Product Information and MacroPore Regulatory Information necessary for the continuing operation of MacroPore's remaining business, as reasonably agreed to by the parties, may be retained by MacroPore, but such right to retain copies shall not give MacroPore any ownership of or license or FDA right of reference to any MacroPore Regulatory Information.

        "Successful Clinical Outcome Data" means data resulting from a clinical study according to protocols attached hereto as Exhibit F which show appropriate healing as specified in Exhibit F.

        "Transfer and Sales Taxes" means all sales tax, use taxes, stamp taxes, conveyance taxes, transfer taxes, filing fees, recording fees, prepayment fees or penalties, reporting fees and other similar duties, taxes and fees, if any, imposed upon, or resulting from, the transfer of the Specified Assets or the Assumed Liabilities hereunder and the filing of any instruments relating to such transfer.

        1.2)    Other Terms.    Other terms may be defined elsewhere in the text of this Agreement and shall have the meaning indicated throughout this Agreement.

ARTICLE 2
PURCHASE, SALE AND TRANSFER OF SPECIFIED ASSETS

        2.1)    Purchased Assets.    Upon the terms and subject to the conditions set forth in this Agreement, effective as of the Closing, MacroPore agrees to sell, transfer, assign and convey to Medtronic, and Medtronic agrees to purchase, the Specified Assets, which assets MacroPore represents and warrants includes all assets, contracts and rights used in or necessary to the conduct of the Field of Use Business, other than the MacroPore Intellectual Property licensed to Medtronic pursuant to the License Agreement and other than the Excluded Assets.

        2.2)    Excluded Assets.    MacroPore shall retain all of its respective right, title and interest in and to all Inventory, all rights to any receivables or other payments accruing prior to the Closing Date, all other assets specified on Exhibit I (the "Excluded Assets").

        2.3)    Purchase Price.    The total consideration from Medtronic for the Specified Assets (the "Purchase Price") shall be Twenty-One Million Dollars ($21,000,000), subject to the contingencies set forth in Section 2.4 hereof.

        2.4)    Payment of Purchase Price.    The Purchase Price shall be paid as follows:

          (a)  On the Closing Date, Medtronic shall wire transfer to a bank account designated in writing by MacroPore the sum of Thirteen Million Dollars ($13,000,000).

          (b)  On the later of (i) 90 days following the Closing Date, or (ii) the date MacroPore shall have complied with its obligations under Section 5.3 and the Training Period has been completed under Section 5.5 hereof, Medtronic shall wire transfer to a bank account designated by MacroPore the sum of One Million Dollars ($1,000,000).

          (c)  Within 10 business days following the date that MacroPore shall have completed the Know-How Transfer, Medtronic shall wire transfer to a bank account designated by MacroPore (i) if the Know-How Transfer shall have been completed before the end of the Post-Installation Period, the sum of Two Million Dollars ($2,000,000) or (ii) if the Know-How Transfer shall have been completed after the Post-Installation Period but prior to the two-year anniversary of the beginning of the Post-Installation Period, the sum of One Million Dollars ($1,000,000).

          (d)  If MacroPore achieves Successful Clinical Outcome Data for its Faster Resorbing Polymer within three years of the date hereof, then, within 10 business days following the date on which MacroPore achieves and delivers to Medtronic Successful Clinical Outcome Data for its Faster Resorbing Polymer, Medtronic shall wire transfer to a bank account designated by MacroPore the sum of Five Million Dollars ($5,000,000); provided, however, that if Medtronic sells products incorporating the Faster Resorbing Polymer to more than 50 separate accounts prior to MacroPore achieving Successful Clinical Outcome Data for its Faster Resorbing Polymer, then Medtronic shall, (i) within 10 business days following this 51st sale, wire transfer to a bank account designated by MacroPore the sum of One Million Dollars ($1,000,000); and (ii) if MacroPore achieves Successful Clinical Outcome Data following Medtronic's 51stsale but prior to the three-year anniversary of the date hereof, wire transfer to a bank account designated by MacroPore the sum of Four Million Dollars ($4,000,000). Medtronic agrees to keep accurate written records sufficient in detail to enable the number of accounts to which Medtronic sells products incorporating the Faster Resorbing Polymer prior to MacroPore achieving Successful Clinical Outcome Data to be determined and verified. Such records for a particular quarter shall be retained for a period of not less than three years. Upon reasonable notice and during regular business hours, Medtronic shall from time to time (but no more frequently than once annually) make available such records for audit at MacroPore's expense by independent representatives selected by MacroPore to verify the number of such accounts. Such representatives shall execute a suitable confidentiality agreement reasonably acceptable to Medtronic prior to conducting such audit. Such representatives may disclose to MacroPore only their conclusions regarding the accuracy and completeness of records related thereto, and shall not disclose confidential business information of Medtronic to MacroPore without the prior written consent of Medtronic.

          (e)  Subject to Section 2.5, at the Closing, Medtronic shall assume and agree to pay, perform and discharge in due course only those liabilities and obligations (the "Assumed Liabilities") that accrue for periods subsequent to the Closing under those contracts listed on the Letter of Assets and any other contracts that Medtronic may, in its discretion, elect in writing at or following the Closing to assume (it being understood that Medtronic shall not assume any liabilities or obligations, or portions thereof, with respect to such contracts, including any breaches, defaults or other events or actions thereunder, that arise or are accrued or that should have been accrued as of or for periods prior to the Closing) and all liabilities arising from Medtronic's operation of the Field of Use Business after the Closing.

        2.5)    Retained Liabilities.    The parties agree that Medtronic is not, nor shall be considered, the successor to MacroPore, and that Medtronic does not hereby agree to assume or become liable to pay, perform or discharge any obligation or liability whatsoever of MacroPore or relating to the Specified Assets or any former or present employees of MacroPore, including those that may be hired by Medtronic, except as expressly provided for in Section 2.4(e). Section 2.4(e) and the Letter of Assets notwithstanding, and without limitation of the foregoing provisions of this Section 2.5, it is expressly agreed and understood that Medtronic shall not assume any of the following obligations or liabilities of MacroPore:

          (a)  any obligation, commitment or liability of or claim against MacroPore that may arise from any lawsuits, actions or proceedings against MacroPore, or any obligation or liability of MacroPore under any Environmental Laws or Regulations related to or arising out of events occurring prior to Closing;

          (b)  any Product Liability relating to (i) any product sold, or service performed, by MacroPore prior to the Closing Date, or (ii) any finished goods manufactured prior to the Closing Date so long as such products are not repackaged, resterilized or otherwise physically modified by Medtronic; or

          (c)  any other liability, obligation or undertaking of MacroPore of any kind or nature whatsoever, whether known or unknown, fixed or contingent, determined or determinable, due or not yet due, or otherwise, that is not expressly assumed by Medtronic under Section 2.4(e).

        2.6)    Allocation of Purchase Price.    Set forth in a letter to be delivered by Medtronic to MacroPore concurrently with the execution and delivery of this Agreement is an allocation of the Purchase Price for tax purposes among the Specified Assets. The allocation has been agreed to by MacroPore and Medtronic after arm's-length negotiations and in accordance with Section 1060 of the Code and other applicable laws. MacroPore and Medtronic will, to the extent permitted by applicable law, adopt and utilize the amounts allocated to each asset or class of assets, as such allocations may be adjusted pursuant to this Agreement, for purposes of all federal, state, local and other tax returns or reports, in any claim for refund, or otherwise with respect to such tax returns or reports. Each party agrees to timely file an IRS Form 8594 reflecting the allocation of the Purchase Price and the Assumed Liabilities among the Specified Assets for the taxable year that includes the Closing and to timely file any comparable or similar forms required by applicable state, local, and foreign tax laws. In the event of any adjustments to the Purchase Price, the parties shall prepare and timely file a supplemental asset acquisition statement on IRS Form 8594 in accordance with the rules under Section 1060 of the Code and the Treasury regulations issued thereunder and shall prepare and timely file any comparable or similar form required by applicable state, local, and foreign tax laws.

        2.7)    Transfer and Sales Taxes.    MacroPore shall promptly pay all Transfer and Sales Taxes. The Purchase Price includes an amount sufficient to satisfy the Transfer and Sales Taxes to be paid by MacroPore.

        2.8)    Transfer of Specified Assets.    MacroPore shall (i) on a date to be mutually agreed to by both parties in accordance with Schedule 2.8, deliver the Specified Assets to Medtronic, FOB the receiving dock of the Goleta Facility, and (ii) be responsible for removal, packing, shipment and for all risk of loss with respect to the Specified Assets until the Specified Assets are so delivered to the receiving dock of the Goleta Facility.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF MACROPORE

        MacroPore represents and warrants to Medtronic that, except as set forth in the section of the Disclosure Letter numbered to correspond to the section of this Article 3 to which such exception relates:

        3.1)    Organization; Directors and Officers.    MacroPore is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. MacroPore has all necessary power and authority to own its properties and assets and conduct the business presently being conducted by it.

        3.2)    Authority.    MacroPore has full power and authority to enter into this Agreement and to perform its obligations hereunder. This Agreement has been duly authorized, executed, and delivered by MacroPore, and constitutes a legal, valid and binding agreement of MacroPore, enforceable against it in accordance with its terms, subject to (a) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles and (b) laws relating to the availability of specific performance, injunctive relief or other equitable remedies. No further proceeding on the part of MacroPore is necessary to authorize this Agreement and the transactions contemplated hereby. Neither the execution and delivery of this Agreement nor compliance by MacroPore with its terms and provisions will violate (i) any provision of the certificate of incorporation, bylaws or other governing instruments of MacroPore, (ii) any contract, permit or license of MacroPore, or (iii) any law, statute, regulation, injunction, order or decree of any government agency or authority or court to which MacroPore or any of the Specified Assets is subject.

        3.3)    Financial Statements.

          (a)  Attached hereto as Schedule 3.3(a) is a true and complete copy of a statement of costs, net of excess capacity costs, (including direct labor, direct materials, and variable overhead) and margins of the Field of Use Business as of the date hereof (the "Schedule 3.3 Cost Statements"). The Schedule 3.3 Cost Statements are true and correct and fairly and accurately present in all material respects the costs and margins of the Field of Use Business as of such date, and have been prepared on a basis consistent with MacroPore's past practice. The Schedule 3.3 Cost Statements are in accordance with the books and records of MacroPore.

          (b)  Attached hereto as Schedule 3.3(b) is a true and correct statement of the manufacturing yields experienced by MacroPore with respect to the manufacture of Bioabsorbable Implants during the 12-month period ended June 30, 2002. Schedule 3.3 has been prepared on a basis consistent with MacroPore's past practice.

        3.4)    Absence of Undisclosed Liabilities.    MacroPore has not incurred any undisclosed debts, liabilities, claims against or obligations, and to MacroPore's knowledge, there is no reasonable legal basis therefor, that may adversely affect MacroPore's ability to perform its obligations hereunder or may adversely affect the ownership of the Specified Assets or the use thereof by Medtronic in the same manner currently used by MacroPore, whether accrued, absolute, contingent or otherwise, and whether due or to become due, including but not limited to liabilities on account of taxes, other governmental charges, duties, penalties, interest or fines. MacroPore has no claims or rights with respect to, nor has MacroPore created any Liens on, the Specified Assets.

        3.5)    Absence of Certain Changes and Events.    Since December 31, 2001, there has not been any (i) Material Adverse Effect; or (ii) to MacroPore's knowledge, any occurrence or event that could reasonably be expected to have a Material Adverse Effect.

        3.6)    Litigation and Claims.    There are no actions, suits, claims, or proceedings pending or, to MacroPore's knowledge, threatened against or by MacroPore relating to the Specified Assets, the

Assumed Liabilities or the subject matter of this Agreement, at law, in equity or otherwise, in, before, or by, any court, arbitrator, or governmental agency or authority. There are no unsatisfied judgments or outstanding orders, injunctions, decrees, stipulations or awards (whether rendered by a court or administrative agency or by arbitration) against or affecting MacroPore relating to any of the Specified Assets or Assumed Liabilities. MacroPore has never incurred any uninsured or insured Product Liability, or received a claim based upon alleged Product Liability and, to MacroPore's knowledge, no basis for any such claim exists.

        3.7)    Compliance with Law.    In conducting the Field of Use Business, MacroPore has not violated and is not in violation of any applicable law, ordinance or regulation of any governmental entity. All governmental approvals, registrations, notifications, permits, licenses and other permissions or authorizations (collectively, "Authorizations") required in connection with the conduct of the Field of Use Business are listed in Section 3.7 of the Disclosure Letter and have been obtained and are in full force and effect and are being complied with. Section 3.7 of the Disclosure Letter lists all regulatory clearances required in connection with the conduct of the Field of Use Business. MacroPore has not received any written notification of any asserted past or present violation in connection with the conduct of the Field of Use Business of any applicable law, ordinance or regulation, or any written complaint, inquiry or request for information from any governmental entity relating thereto. Neither MacroPore nor the Field of Use Business nor any of the Specified Assets is the subject of any federal, state or local enforcement action or, to the knowledge of MacroPore, other investigation, including but not limited to those relating to Environmental Laws. All documentation, correspondence, reports, data, analysis and certifications relating to or regarding any medical devices of the Field of Use Business, filed or delivered (or, if amended, as of the date for which such amendment speaks) by or on behalf of the Field of Use Business to any governmental authority, agency or body were true and accurate when so filed or delivered and remain true and accurate.

        3.8)    Consents.    Section 3.8 of the Disclosure Letter lists each consent, approval, waiver or authorization (collectively, the "Consents"), that is legally or contractually required on the part of MacroPore to duly and validly transfer or assign to Medtronic any of the Specified Assets or Assumed Liabilities, including the Contracts, as contemplated hereby.

        3.9)    Title to and Condition of Specified Assets.    MacroPore has full right, title and interest to the intangible Specified Assets and good and valid title to the tangible Specified Assets, free and clear of all Liens, except for those Liens specifically listed next to the Specified Asset in the Disclosure Letter, to the extent of the dollar amount of such Liens. The Specified Assets include all assets, rights, interests, claims necessary for or used in the conduct of the Field of Use Business, other than the MacroPore Intellectual Property licensed to Medtronic pursuant to the License Agreement and other than the Excluded Assets. The Specified Assets are suitable for the uses for which they are presently used by MacroPore, in normal operating condition and free from any significant defects, ordinary wear and tear excepted, and have been properly serviced and maintained by MacroPore. All of the Specified Assets are located at MacroPore's corporate headquarters at 6740 Top Gun Street, San Diego, CA 92121. Section 3.8 of the Disclosure Letter specifically identifies any person who knows and has the right (for his own account) to use confidential information, know-how, or other proprietary information, or who physically possesses, molds, tooling or any other property that either belongs to MacroPore and relates to the Field of Use Business or that is used in the operation by the Field of Use Business and sets forth the terms and purposes for which such party possesses the same.

        3.10)    Intellectual Property.    All right, title and interest in and to the MacroPore Intellectual Property is owned by or licensed exclusively to MacroPore for use in connection with the Specified Assets and Field of Use Bioabsorbable Implants and, in some instances, also for other uses, without royalties, fees or commissions, and free and clear of any Liens. To MacroPore's knowledge, neither the use of the MacroPore Intellectual Property, nor any of the assets included in the Specified Assets, infringe or will infringe, misuse, or misappropriate the rights, including Intellectual Property rights or contract rights, of others. The MacroPore Intellectual Property has not been challenged in any judicial or administrative proceeding. Neither any shareholder nor any employee or consultant of MacroPore (or the employer of any such consultant) has any rights in or to any of the MacroPore Intellectual Property. All patent applications are still pending in good standing and have not been abandoned, and all fees necessary to maintain such MacroPore Intellectual Property in full force and effect have been and as of the Closing will have been paid. No person nor such person's business nor any of its products has infringed, misused, or misappropriated the MacroPore Intellectual Property or currently is infringing, misusing, misappropriating or conflicting with such rights. MacroPore has valid confidentiality, assignment of invention and non-competition agreements with each person to whom confidential or trade secret information relating to the Field of Use Business has been disclosed and such Contracts are listed in the Letter of Assets.

        3.11)    Relations with Suppliers.    To MacroPore's knowledge, no material supplier of MacroPore has cancelled any contract or order for provision of, and there has been no threat by any such supplier not to provide, raw materials, products, supplies, or services to the Field of Use Business when owned by MacroPore or when owned by Medtronic.

        3.12)    Product Liability Claims.    All products of the Business that MacroPore has manufactured, distributed or sold were merchantable, free from defects in design, specifications, processing, manufacture, material or workmanship, and suitable for the purpose for which they were sold. MacroPore has never with respect to the Business incurred any uninsured or insured Product Liability, or received a claim based upon alleged Product Liability with respect to the Business, and, to MacroPore's knowledge, no basis for any such claim exists. To MacroPore's knowledge, MacroPore does not have any liability or obligation with respect to any Product Liability relative to the Business, whether or not heretofore asserted, or product recalls related to products manufactured, distributed or sold at or prior to the Closing. Section 3.12 of the Disclosure Letter also sets forth a true, correct and complete list of all complaint, warranty claim and defective product claims related to the Business in the three (3) years prior to the date hereof.

        3.13)    Environmental Matters.    Except as specifically set forth in Section 3.13 of the Disclosure Letter: (a) MacroPore has obtained, and is in compliance with, all permits, licenses or other approvals necessary under the Environmental Laws with respect to the Field of Use Business and the Specified Assets, and is in compliance with all Environmental Laws; (b) no capital or other expenditures are necessary so that the Field of Use Business and Specified Assets comply fully with any Environmental Law; (c) neither MacroPore nor the Field of Use Business or Specified Assets have been or are subject to any actual or, to MacroPore's knowledge, threatened investigations, administrative proceedings, litigation, regulatory hearings, or other action threatened, proposed or pending that alleges (i) actual or threatened violation of or noncompliance with any Environmental Law, or (ii) actual or threatened personal injury or property damage or contamination of any kind resulting from a release or threatened release of a Hazardous Substance with respect to the Field of Use Business and Specified Assets; (d) MacroPore has not taken or failed to take any action with respect to the Field of Use Business, the Specified Assets or the real property presently or formerly used in connection therewith that could reasonably be expected to result in (i) actual or threatened violation of or noncompliance with any Environmental Law, or (ii) actual or threatened personal injury or property damage or contamination resulting from a release of a Hazardous Substance that requires remediation or other similar corrective action under any applicable Environmental Laws; and (e) no Hazardous Substances have been used, manufactured, generated, transported, released or disposed of in violation of any Environmental Law by MacroPore. MacroPore has delivered to Medtronic true and complete copies of all reports, studies or tests in the possession of or initiated by MacroPore that pertain to Hazardous Substances or other environmental concerns regarding the Field of Use Business, the Specified Assets or any real property used in connection with the Field of Use Business or Specified Assets. With respect to the real property presently or formerly used in connection with MacroPore's business and assets, to MacroPore's knowledge, (i) no above-ground or underground storage tanks for Hazardous Substances are or were present on such real property or any improvements or structures thereon, (ii) such real property is not listed on any published federal, state or local list of hazardous waste sites, (iii) no Lien in favor of any governmental authority in response to a release or threatened release of any Hazardous Substance has been filed or attached to such real property, (iv) no person other than MacroPore has used or is using any portion of such real property for the handling, processing, storage or disposal of Hazardous Substances except in compliance with applicable Environmental Laws, (v) in the course of any activities conducted by MacroPore, no Hazardous Substances have been generated or are being used on such real property except in compliance with applicable Environmental Laws, (vi) neither MacroPore nor any other person has caused or is causing any releases or threatened releases of Hazardous Substances near, on, to, from or under such real property, and (vii) any Hazardous Substances that have been generated by MacroPore on any of such real property have been transported offsite and have been treated or disposed of in compliance with applicable Environmental Laws.

        3.14)    Employees.

          (a)  No employee of Seller providing services for the Field of Use Business is subject to or otherwise restricted by any employment or noncompetition agreement between such employee and a former employer of such employee that would restrict such employee from being employed by, or such employee's employment with, Seller or (following the Closing) Medtronic in their capacity of providing services for the Field of Use Business.

          (b)  Set forth on Section 3.14(b) of the Disclosure Letter is a true and complete list of all current MacroPore employees with duties related primarily to the Field of Use Business and, with respect to each such employee thereon, the title, years of service, position, services performed, and salary or wages of such employee. No MacroPore employee listed on Section 3.14(b) is on short-term or long-term disability or other authorized leave of absence as of the date of such Schedule.

        3.15)    Contracts.    Each Contract is valid and subsisting and is in full force and effect in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles, and there have been no amendments, creditors modifications, or supplements to any such Contracts. Prior to the date of this Agreement, MacroPore has delivered to Medtronic true and complete copies of all such Contracts. There is no default by MacroPore or claim of default by MacroPore, or any other party thereto, under any such Contract and, to MacroPore's knowledge, no event has occurred that, with the passage of time or the giving of notice or both, could reasonably be expected to constitute a default by MacroPore or any other party thereto under any such Contract, or could reasonably be expected to permit modification, acceleration, or termination of any such Contract, or result in the creation of any Lien on any of the Specified Assets.

        3.16)    No Finders.    No act of MacroPore or any of its Affiliates has given or will give rise to any claim against any of the parties hereto for a brokerage commission, finder's fee or other like payment in connection with the transactions contemplated by this Agreement.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF MEDTRONIC

        Medtronic represents and warrants to MacroPore as follows:

        4.1)    Organization of Medtronic.    Medtronic is a corporation duly organized, validly existing and in good standing under the laws of the State of California. Medtronic has all necessary power and authority to own its properties and assets and conduct the business presently being conducted by it.

        4.2)    Authority.    Medtronic has full power and authority to enter into this Agreement and to perform its obligations hereunder. This Agreement has been duly authorized, executed, and delivered by Medtronic, and constitutes a legal, valid and binding agreement of Medtronic, enforceable against Medtronic in accordance with its terms, subject to (a) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles and (b) laws relating to the availability of specific performance, injunctive relief or other equitable remedies. No further proceeding on the part of Medtronic is necessary to authorize this Agreement and the transactions contemplated hereby. Neither the execution and delivery of this Agreement nor compliance by Medtronic with its terms and provisions will violate (i) any provision of the articles of incorporation or bylaws of Medtronic, (ii) any contract, permit or license of Medtronic, or (iii) any law, statute, regulation, injunction, order or decree of any government agency or authority or court to which Medtronic or any of Medtronic's assets are subject.

        4.3)    No Finders.    No act of Medtronic or any of its Affiliates has given or will give rise to any claim against any of the parties hereto for a brokerage commission, finder's fee or other like payment in connection with the transactions contemplated by this Agreement.

        4.4)    Litigation and Claims    There are no actions, suits, claims, or proceedings pending or, to Medtronic's knowledge, threatened against or by Medtronic relating to the Specified Assets or the subject matter of this Agreement, at law, in equity or otherwise, in, before, or by, any court, arbitrator, or governmental agency or authority that would prevent Medtronic from performing its obligations hereunder. There are no unsatisfied judgments or outstanding orders, injunctions, decrees, stipulations or awards (whether rendered by a court or administrative agency or by arbitration) against or affecting Medtronic that would prevent Medtronic from performing its obligations hereunder.

ARTICLE 5
CERTAIN COVENANTS AND AGREEMENTS

        5.1)    Approvals and Consents.    MacroPore will obtain, at its cost and expense, all approvals and Consents of all third parties necessary for the sale and transfer of the Specified Assets as contemplated herein.

        5.2)    Preserve Accuracy of Representations and Warranties.    MacroPore shall refrain from taking any action or inaction, except with the prior written consent of Medtronic, that would render any representation, warranty, covenant, or agreement of MacroPore in this Agreement inaccurate or breached in any material respect as of the Closing. At all times prior to the Closing, MacroPore will promptly inform Medtronic in writing with respect to any matters hereafter arising that, if existing or occurring at the date of this Agreement, would have been required to be set forth or described in the Disclosure Letter. Between the date hereof and the Closing, MacroPore will use all reasonable efforts to continue to operate the Field of Use Business according to its ordinary and usual course of business consistent with past practice.

        5.3)    Pre-Closing Access to Information and Records.    Subject to Section 11.12, prior to the Closing and until the Know-How Transfer described in Section 5.6 is completed, MacroPore shall permit Medtronic and such persons as it may designate, at Medtronic's expense, to visit and inspect any of the properties of MacroPore relating to the Specified Assets and to examine the MacroPore Product Information and MacroPore Regulatory Information and take copies and extracts therefrom, all at reasonable times and upon reasonable notice.

        5.4)    Further Assurances.    At such times and from time to time on and after the Closing Date, upon reasonable request by Medtronic, MacroPore will execute, acknowledge and deliver, or will cause to be done, executed, acknowledged and delivered, all such further acts, deeds, assignments, transfers, conveyances, powers of attorney, and assurances that may reasonably be required for the better conveying, transferring, assigning, delivering and confirming ownership to, or reducing to the possession of, Medtronic or its respective successors and assigns all of the Specified Assets and to otherwise carry out the purposes of this Agreement.

        5.5)    Training.    Until such time as Medtronic employees operating the Specified Assets at MacroPore's facility (prior to the transfer thereof to the Goleta Facility) have successfully completed the skills specified in Schedule 5.5 (the "Training Period"), MacroPore shall make available to Medtronic, at MacroPore's facility and during regular business hours, knowledgeable MacroPore employees for the purpose of training Medtronic employees in all aspects of the manufacturing processes of the Field of Use Business. Both parties shall use commercially reasonable efforts to complete the training pursuant to Schedules 2.8 and 5.5.

        5.6)    Know-How Transfer.    Both parties shall, pursuant to the schedule set forth in Schedule 5.6 attached hereto, use commercially reasonable efforts to transfer the Know-How from MacroPore to Medtronic within the Post-Installation Period. Such transfer shall be deemed to have been achieved only if Medtronic manufactures the Bioabsorbable Implants specified in Schedule 5.6 meeting the specifications therefor and the quantity and yield requirements set forth in Schedule 5.6 attached hereto (the "Know-How Transfer").

        5.7)    Back-Up Supply.    For a period equal to the term of the Amended and Restated Distribution Agreement, MacroPore shall (upon orders placed by Medtronic) manufacture and supply Medtronic with any requirements for Field of Use Bioabsorbable Implants and those Accessories that are manufactured (in whole or in part) by MacroPore. The back-up supply of Field of Use Bioabsorbable Implants and Accessories shall be provided pursuant to the terms of the Amended and Restated Distribution Agreement, provided that after the transfer of the Specified Assets pursuant to

Section 2.1, Medtronic shall supply, at Medtronic's cost and expense, the tooling and any other Specified Assets reasonably necessary for MacroPore to manufacture and supply these requirements.

        5.8)    Post-Closing Access to Information and Records.    From and after the Closing, Medtronic shall permit MacroPore and such persons as it may designate, at MacroPore's expense, access to the MacroPore Product Information and MacroPore Regulatory Information and to take copies and extracts therefrom, as and to the extent required for MacroPore to fulfill its obligations under Sections 5.5 and 5.6 and 5.7 hereof and for any other legitimate purpose, all at reasonable times and upon reasonable notice.

        5.9)    Transition Support.    To further the transition efforts and the obligations of Section 5.6 hereof, at Medtronic's sole discretion, (i) Medtronic shall be allowed, but is not obligated, to solicit the Craniomaxillofacial / Neurosurgery employees set forth on Section 5.9 of the Disclosure Letter to work for Medtronic, and/or (ii) MacroPore employees shall provide consulting services as reasonably requested by Medtronic without cost to Medtronic, (x) for the Post-Installation Period, or, (y) if later, until such time as the Know-How Transfer has occurred.

        5.10)    Supply of Raw Materials.    Until the earlier of (i) the end of the Post-Installation Period; or (ii) the date when a supplier reasonably acceptable to Medtronic commences delivery to Medtronic of its requirements of such raw material or Accessory related to the Field of Use Bioabsorbable Implants pursuant to an agreement reasonably acceptable to Medtronic, MacroPore shall, or shall cause its suppliers to, provide Medtronic with such raw material or Accessory at MacroPore's cost, including shipping and handling costs actually incurred; provided that Medtronic shall provide MacroPore non-cancelable purchase orders recognizing that lead times may be as much as four months, or, as otherwise required by MacroPore's supplier(s). MacroPore further agrees that it shall use commercially reasonable efforts to keep in effect all supply agreements between MacroPore and its suppliers, both before and during the period in which MacroPore is required to supply Medtronic with its raw material and Accessories requirements hereunder. MacroPore provides no warranty for the raw materials and Accessories supplied hereunder, except for and only to the extent of that specific warranty, if any, provided to MacroPore by MacroPore's supplier.

        5.11    Noncompetition Covenant.    The Signing Shareholder acknowledges that, as a significant shareholder of MacroPore, he will receive substantial benefit from Medtronic's purchase of the good will of the Field of Use Business. In exchange for this benefit, MacroPore and the Signing Shareholder agree as follows:

          (a)  For a period of [***] years from and after the Closing, MacroPore and Signing Shareholder agree that they will not, individually or otherwise, do any of the following:

            (i)    directly or indirectly, own any interest in, control, be employed by or associated with, or render services (including but not limited to services in research) to any person or entity, or subsidiary, subdivision, division, or joint venture of such entity (except Medtronic), in connection with the design, development, manufacture, license, distribution, marketing, or sale of a Competing Product in the Field of Use; provided, however, that MacroPore and the Signing Shareholder may purchase or otherwise acquire up to (but not more than) two percent of any class of publicly traded securities of any enterprise (but without participating in the activities of the enterprise);

            (ii)  directly or indirectly, solicit any of Medtronic's employees for the purpose of inducing them to leave their employment with Medtronic;

            (iii)  directly or indirectly, solicit, attempt to solicit, interfere, or attempt to interfere with Medtronic's relationship with its customers or potential customers, on behalf of any person or entity engaged in the design, development, manufacture, marketing, or sale of a Competing Product in the Field of Use; or

            (iv)  directly or indirectly design, develop, manufacture, license, distribute, market, or sell any Competing Product in the Field of Use.

          (b)  In addition, for a period of [***] years from and after the Closing, MacroPore shall, (i) take all necessary steps, including but not limited to express prohibitions set forth in its agreements and purchase orders, to prevent all distributors, sales representatives, licensees and customers of MacroPore or MacroPore's distributors, sales representatives or licensees from using or selling in the Field of Use any Competing Product that is or was designed, developed, distributed, marketed or sold by MacroPore; and (ii) be responsible for and indemnify Medtronic for all losses, costs and expenses related to actions or omissions of MacroPore or its distributors, sales representatives, licensees or customers relating to any failure to prevent such Competing Products from being sold or used in the Field of Use, and any breach by such distributors, sales representatives, licensees or customers (whether by action, inaction or otherwise) shall be deemed a breach by MacroPore of this Section 5.11. For avoidance of doubt, this subsection (b) is intended to require MacroPore to prevent Competing Products that are designed, developed, distributed, marketed or sold by MacroPore (other than Competing Products sold to or by Medtronic and other than Competing Products sold prior to the date hereof in the amounts and to the entities listed on Schedule 5.16) from being used in the Field of Use, and to give Medtronic all available remedies for any failure by MacroPore to do so. It does not apply to MacroPore's distributors' sales of their inventories which they had on hand as of the Closing Date.

          (c)  The parties acknowledge and agree that the market for the Field of Use Bioabsorbable Implants is worldwide and that the provisions of this Section 5.11 shall apply throughout the world.

          (d)  In addition to any other relief or remedies afforded by law or in equity, if MacroPore or any of its Affiliates, or the Signing Shareholders breaches its or their obligations under this Section 5.11, Medtronic shall be entitled, as a matter of right and without posting any bond or other security, to injunctive relief in any court of competent jurisdiction plus reasonable attorneys' fees for securing such relief. This shall not preclude the granting of any other appropriate relief including, without limitation, money damages against MacroPore and/or the Signing Shareholders for breach of this Section 5.11.

        5.12    No Solicitation of Other Offers.    Prior to the Closing, neither MacroPore nor any of its Affiliates shall directly or indirectly discuss or negotiate with any person (other than Medtronic and its agents), encourage the submission of inquiries, proposals or offers from any person (other than Medtronic), or otherwise provide information to any other person, with respect to the sale of the Specified Assets or the sale, licensing, distribution or other disposition of any of the Specified Assets.

        5.13    Maintenance of Specified Assets.    Until MacroPore shall have effected the transfer of the Specified Assets pursuant to Section 2.8 hereof, MacroPore shall (i) maintain insurance on the Specified Assets in an amount and on terms that are usual and customary in the industry, listing Medtronic as a loss payee; and (ii) maintain the condition of the Specified Assets so that such Specified Assets continue to be suitable for the uses for which they are used by MacroPore in the Field of Use Business, and are in normal operating condition and free from any significant defects, ordinary wear and tear excepted, including the usual and customary service and maintenance of such Specified Assets.

        5.14    Enforcement of Agreement(s).    If (i) the employment or engagement of any MacroPore employee or consultant is terminated and, following such termination, MacroPore obtains knowledge that such employee or consultant has used or disclosed the confidential information of MacroPore with respect to the Field of Use Business in violation of the terms of any agreement between such employee or consultant and MacroPore, or (ii) any other individual or entity has used or disclosed the confidential information of MacroPore with respect to the Field of Use Business in violation of the terms of any agreement between such individual or entity and MacroPore, then MacroPore shall immediately notify Medtronic in writing of such violation. If Medtronic determines in good faith that such violation will result in material harm to Medtronic's manufacture and/or sale of Field of Use Bioabsorbable Implants, then MacroPore will, to the extent enforceable under California law, enforce any rights of MacroPore, its successors or assigns available under such agreements to prevent further violation by such party.

        5.15)    Bulk Sales.    MacroPore shall indemnify Medtronic for any non-compliance with any applicable "Bulk Sales" laws as they pertain to MacroPore in connection with the sale of the Specified Assets to Medtronic.

        5.16)    International Sales.

          (a)  MacroPore represents and warrants to Medtronic that (i) except as set forth in Schedule 5.16, since January 1, 2001, MacroPore has not sold Products (as defined in the Distribution Agreement dated January 5, 2000, as amended by Amendment No. 1 to Distribution Agreement dated December 22, 2000 (the "Current Distribution Agreement")) for use in the Field of Use to any third party other than Medtronic, (ii) no third party listed on Schedule 5.16 (each a "Disclosed Third Party" and collectively the "Disclosed Third Parties"), has (w) the contractual right to require MacroPore or, after the Closing, Medtronic, to sell such products to it for use in the Field of Use, (x) a contractual right to have their inventory of such Products repurchased by MacroPore or Medtronic, (y) a contractual right to be compensated for any refusal by MacroPore or Medtronic to sell such Products to such third party, or (z) regulatory permits or approvals to sell such Products which would be required to be purchased from such third party by Medtronic or its distributor before selling such Products in such geographic area (excluding [***]); and (iii) no third party other than those listed on Schedule 5.16 (each an "Other Third Party" and collectively the "Other Third Parties"), has (w) any right to require MacroPore or, after the Closing, Medtronic, to sell such products to it for use in the Field of Use, (x) any right to have their inventory of such Products repurchased by MacroPore or Medtronic, (y) any right to be compensated for any refusal by MacroPore or Medtronic to sell such Products to such third party, or (z) regulatory permits or approvals to sell such Products which would be required to be purchased from such third party by Medtronic or its distributor before selling such Products in such geographic area. MacroPore shall not sell or transfer any additional Products (as defined in the Current Distribution Agreement) for use in the Field of Use to any third party.

          (b)  MacroPore shall be responsible for the payment of, and shall indemnify and hold harmless Medtronic from and against, (i) all costs and expenses incurred by Medtronic related to the termination, including but not limited to administrative costs, repurchases of inventory, and termination penalties or "goodwill" payments, of all contractual rights, if any, of Disclosed Third Parties to purchase and distribute any Products (as defined in the Current Distribution Agreement) for use in the Field of Use; (ii) costs and expenses in excess of [***] (in the aggregate) incurred by Medtronic related to the termination, including but not limited to administrative costs, repurchases of inventory, and termination penalties or "goodwill" payments, of all non-contractual rights, if any, of Disclosed Third Parties to purchase and distribute any Products (as defined in the Current Distribution Agreement) for use in the Field of Use; (iii) all costs and expenses incurred by Medtronic related to the termination, including but not limited to administrative costs, repurchases of inventory, and termination penalties or "goodwill" payments, of all rights, if any, of Other Third Parties to purchase and distribute any Products (as defined in the Current Distribution Agreement) for use in the Field of Use; (iv) costs and expenses in excess of [***] (in the aggregate) incurred by Medtronic related to the purchase by Medtronic or its distributor of any regulatory permits or approvals from a Disclosed Third Party to sell such Products which would be required for Medtronic or such distributor to sell such Products in [***]; and (v) all costs and expenses incurred by Medtronic related to the purchase by Medtronic or its distributor of any regulatory permits or approvals from an Other Third Party to sell such Products which would be required for Medtronic or such distributor to sell such Products in any geographic area. Medtronic shall, in its sole discretion (such discretion not to be unreasonably withheld), allow MacroPore to participate in any negotiations with Disclosed Third Parties or Other Third Parties regarding items (i) and (ii) of this Section 5.16(b).

          (c)  Medtronic agrees that each distributor identified in Schedule 5.16 shall have the right to sell any remaining inventory of Products shipped to such distributor by MacroPore on or prior to September 20, 2002. The Sale of these remaining inventories shall not constitute a breach of the Section 5.11 Noncompetition Covenant.

          (d)  Medtronic hereby waives and releases MacroPore from any and all claims or causes or action alleging that MacroPore's sales of Products (as defined in the Current Distribution Agreement) prior to the date hereof as set forth in Schedule 5.16 constituted a breach by MacroPore of Medtronic's exclusive distribution rights under the Current Distribution Agreement. MacroPore hereby waives and releases Medtronic from any and all claims or causes or action alleging that Medtronic breached its obligation pursuant to Section 3.1 of the Current Distribution Agreement to use its reasonable best efforts to further the promotion, marketing, sale and/or other distribution of such Products.

        5.17)    Re-Labeling.    From and after the Closing, MacroPore shall permit Medtronic and such persons as it may designate, at Medtronic's expense, access to the MacroPore's manufacturing records and to take copies and extracts therefrom, as and to the extent required for Medtronic to facilitate the re-labeling of products purchased by Medtronic under the Current Distribution Agreement, all at reasonable times and upon reasonable notice.

ARTICLE 6
CONDITIONS TO MEDTRONIC'S OBLIGATIONS

        The obligations of Medtronic under this Agreement shall, at its option, be subject to the satisfaction, on or prior to the Closing Date, of all of the following conditions:

        6.1)    Representations Warranties and Covenants.    The representations and warranties of MacroPore herein, without regard to any qualification or reference to "Material," "Material Adverse Effect," or similar variations thereof (a "Materiality Qualifier"), shall be true in all material respects on the Closing Date with the same effect as though made at such time. MacroPore shall in all material respects have performed all of its obligations and complied with all of its covenants herein prior to or as of the Closing Date. MacroPore shall have delivered to Medtronic a certificate in form and substance satisfactory to Medtronic dated as of the Closing Date and executed by its chief executive officer to all such effects.

        6.2)    Approvals; Consents.    All permissions, releases, Consents or approvals, governmental or otherwise, necessary on the part of MacroPore and Medtronic to consummate the transactions contemplated hereunder shall have been obtained.

        6.3)    Litigation Affecting Closing.    No suit, action or other proceeding shall be pending or threatened by any third party or by or before any court or governmental agency in which it is sought to restrain or prohibit or to obtain damages or other relief in connection with this Agreement or the consummation of the transactions contemplated by this Agreement, and no governmental investigation that might result in any such suit, action or other proceeding shall be pending or threatened.

        6.4)    Transfer Documents.    Medtronic shall have received from MacroPore such instruments of transfer, assignment, conveyance and other instruments sufficient to convey, transfer and assign to Medtronic all right, title and interest in the Specified Assets, free and clear of all Liens, all in form and substance reasonably satisfactory to Medtronic and its counsel, including but not limited to the Assignment and Assumption Agreement and the Bill of Sale.

        6.5)    Transaction Documents.    MacroPore shall have executed and delivered the License Agreement, the Bill of Sale, the Assignment and Assumption Agreement, and the Amended and Restated Distribution Agreement.

ARTICLE 7
CONDITIONS TO MACROPORE'S OBLIGATIONS

        The obligations of MacroPore under this Agreement shall, at its option, be subject to the satisfaction, on or prior to the Closing Date, of all of the following conditions:

        7.1)    Representations, Warranties and Covenants.    The representations and warranties of Medtronic herein, without regard to any Materiality Qualifier shall be true in all material respects on the Closing Date with the same effect as though made at such time. Medtronic shall in all material respects have performed all of its obligations and complied with all of its covenants herein prior to or as of the Closing Date.

        7.2)    Approvals; Consents.    All permissions, releases, Consents or approvals, governmental or otherwise, necessary on the part of MacroPore and Medtronic to consummate the transactions contemplated hereunder shall have been obtained.

        7.3)    Litigation Affecting Closing.    No suit, action or other proceeding shall be pending or threatened by any third party or by or before any court or governmental agency in which it is sought to restrain or prohibit or to obtain damages or other relief in connection with this Agreement or the consummation of the transactions contemplated by this Agreement, and no governmental investigation that might result in any such suit, action or other proceeding shall be pending or threatened.

        7.4)    Transaction Documents.    Medtronic shall have executed and delivered the Assignment and Assumption Agreement, the License Agreement, the letter required by Section 2.6 hereof (allocation of purchase price), and the Amended and Restated Distribution Agreement.

ARTICLE 8
CLOSING

        8.1)    Closing Date.    The consummation of the transactions provided for herein (the "Closing") shall take place at 9:00 a.m. (local time) on Friday, October 4, 2002, or as soon thereafter as all conditions to Closing have been satisfied or waived, or on such other date and/or at such other time as the parties may agree upon (the "Closing Date"). The Closing shall take place at such place or in such other manner (e.g., by telecopy exchange of signature pages with originals to follow by overnight delivery) as the parties hereto may agree. Each party agrees to use its reasonable best efforts to ensure that all closing conditions to the other party's obligations are satisfied at or prior to the Closing.

        8.2)    Proceedings.    All proceedings taken and all documents executed and delivered by the parties hereto at the Closing shall be deemed to have been taken and executed simultaneously and no proceedings shall be deemed taken nor any documents executed or delivered until all have been taken, executed and delivered.

ARTICLE 9
INDEMNIFICATION

        9.1)    Indemnification of Medtronic.    MacroPore shall indemnify, defend and hold harmless Medtronic and each of its subsidiaries, divisions, officers, directors, employees, and shareholders from and against and in respect of any and all demands, claims, actions or causes of action, assessments, losses, damages, liabilities, interest and penalties, costs and expenses (including, without limitation, reasonable legal fees and disbursements incurred in connection therewith and in seeking indemnification therefor, and any amounts or expenses required to be paid or incurred in connection with any action, suit, proceeding, claim, appeal, demand, assessment or judgment) whether or not involving a third-party claim (collectively "Indemnifiable Losses"), directly or indirectly resulting from, arising out of, or imposed upon or incurred by any person to be indemnified hereunder by reason of any one or more of the following:

          (a)  Any breach of any representation, warranty, covenant, obligation or agreement of MacroPore contained in this Agreement or any agreement, certificate or document executed and delivered by MacroPore pursuant hereto or in connection with any of the transactions contemplated by this Agreement; or

          (b)  Any liability or claimed liability of MacroPore not expressly assumed by Medtronic pursuant to this Agreement or any other agreement.

        9.2)    Indemnification of MacroPore.    Medtronic shall indemnify, defend and hold harmless MacroPore and each of its subsidiaries, divisions, officers, directors, employees and shareholders from and against and in respect of any and all Indemnifiable Losses resulting from, arising out of, or imposed upon or incurred by any person to be indemnified hereunder by reason of the following:

          (a)  Any breach of any representation, warranty, covenant, obligation or agreement of Medtronic contained in this Agreement or any agreement, certificate or document executed and delivered by Medtronic pursuant hereto or in connection with the transactions contemplated by this Agreement; or

          (b)  Any liability of MacroPore expressly assumed by Medtronic pursuant to this Agreement or any other agreement; or

          (c)  Any liability of MacroPore for personal injury to Medtronic employees while receiving training at MacroPore's facility pursuant to the terms of this Agreement, unless due to the gross negligence or willful misconduct of MacroPore.

        9.3)    Third-Party Claims and Other Claims.

          (a)  If a claim by a third party is made against any indemnified party, and if the indemnified party intends to seek indemnity with respect thereto under this Article 9, such indemnified party shall promptly notify the indemnifying party of such claim; provided, however, that failure to give timely notice shall not affect the rights of the indemnified party so long as the failure to give timely notice does not adversely affect the indemnifying party's ability to defend such claim against a third party. If the indemnifying party acknowledges that the indemnified party is entitled to indemnification hereunder for such claim, the indemnifying party shall be entitled to settle or assume the defense of such claim, including the employment of counsel reasonably satisfactory to the indemnified party. If the indemnifying party elects to settle or defend such claim, the indemnifying party shall notify the indemnified party within thirty (30) days (but in no event less than twenty (20) days before any pleading, filing or response on behalf of the indemnified party is due) of the indemnifying party's intent to do so. If the indemnifying party elects not to settle or defend such claim or fails to notify the indemnified party of the election within thirty (30) days (or such shorter period provided above) after receipt of the indemnified party's notice of a claim of indemnity hereunder, the indemnified party shall have the right to contest, settle or compromise the claim without prejudice to any rights to indemnification hereunder. Regardless of which party is controlling the settlement or defense of any claim, (i) both the indemnified party and indemnifying party shall act in good faith, (ii) the indemnifying party shall not thereby permit to exist any lien, encumbrance or other adverse charge upon any asset of any indemnified party or of its subsidiaries, (iii) the indemnifying party shall permit the indemnified party to participate in such settlement or defense through counsel chosen by the indemnified party, with all fees, costs and expenses of such counsel borne by the indemnified party, unless the indemnifying party and indemnified party have available inconsistent defenses to such third-party claim, in which case such fees, costs and expenses shall be borne by the indemnifying party, (iv) no entry of judgment or settlement of a claim may be agreed to without the written consent of the indemnified party, which consent shall not be unreasonably withheld, and (v) the indemnifying party shall promptly reimburse the indemnified party for the Indemnified Amount as incurred by the indemnified party pursuant to this Article 9. So long as the indemnifying party is reasonably contesting any such third party claim in good faith as permitted herein, the indemnified party shall not pay or settle any such claim (or, if it does, it shall not be indemnified for such settlement amount). The controlling party shall upon request deliver, or cause to be delivered, to the other party copies of all correspondence, pleadings, motions, briefs, appeals or other written statements relating to or submitted in connection with the settlement or defense of any such claim, and timely notices of any hearing or other court proceeding relating to such claim.

          (b)  A claim for indemnification for any matter not involving a third-party claim may be asserted by notice to the party from whom indemnification is sought. Such notice shall state the amount of Indemnifiable Losses, if known, the method of computation thereof, and contain a reference to the provisions of the Agreement in respect to which such right of indemnification is claimed or arises. If the party from whom indemnification is sought disputes such claim, then the parties shall then follow the dispute resolution mechanism set forth on Exhibit H attached hereto.

        9.4)    Indemnification Limitations.

          (a)  MacroPore shall have no liability (for indemnification or otherwise) with respect to claims under Section 9.1 (other than claims for breaching Sections 5.11 or 5.16) until the total of all Indemnifiable Losses with respect to such matters, when added to the amount of all claims of Medtronic to indemnification under this Agreement and the License Agreement exceeds One Hundred Fifty Thousand Dollars ($150,000) (the "Threshold Amount") and then only for the amount by which such Indemnifiable Losses exceed the Threshold Amount. Notwithstanding anything to the contrary in the Agreement, the total amount of Indemnifiable Losses (other than claims for breaching Sections 5.11 or 5.16) that MacroPore shall be obligated to pay to Medtronic in the aggregate shall not exceed the lesser of eighty percent (80%) of the total Purchase Price or the portion of the Purchase Price actually paid to and received by MacroPore pursuant to the terms of the Agreement (i.e., if the total amount of Indemnifiable Losses exceeds the portion of Purchase Price actually paid to MacroPore prior to such time but is less than 80% of the total Purchase Price, then Medtronic shall only offset such amounts against future installments of the Purchase Price up to the maximum of 80% of the total Purchase Price).

          (b)  In addition to any other remedies the indemnified party may have, the indemnified party shall be entitled to set-off any claims to indemnification hereunder against any amounts otherwise owed by the indemnified party or its Affiliates to the indemnifying party as follows: (i) one-half of the amount of Indemnifiable Losses which the indemnified party determines in good faith have been suffered or incurred (excluding Indemnifiable Losses that are merely threatened) may be set-off any time after such Indemnifiable Losses are suffered or incurred, and (ii) the remaining amount of such claim to indemnification may be set-off any time after such claim is finally determined. If the amount of a set-off asserted by an indemnified party exceeds the amount of such party's finally determined claim to indemnification, then such excess shall be promptly paid by the indemnified party upon such final determination, together with simple interest at the rate of six percent (6%) per annum on such excess accrued from the originally scheduled payment date against which such set-off was asserted.

          (c)  None of the limitations in this Section 9.4 shall in any way limit or prohibit any claim or cause of action based on fraud.

        9.5)    Cooperation as to Indemnified Liability.    Each party hereto shall cooperate fully with the other parties with respect to access to books, records, or other documentation within such party's control, if deemed reasonably necessary or appropriate by any party in the defense of any claim that may give rise to indemnification hereunder.

        9.6)    Nature of Indemnification.    The indemnified party's right to indemnification and payment of Indemnifiable Losses, or other remedy, based on the indemnifying party's representations, warranties, covenants and obligations, shall not be affected by any investigation conducted by the indemnified party or any knowledge acquired (or capable of being acquired) at any time by the indemnified party, whether before or after the execution and delivery of this Agreement or the Closing, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or obligation. The parties recognize and agree that the representations, warranties and covenants operate as bargained for promises and risk allocation devices and that, accordingly, the parties' respective knowledge, and the waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, shall not affect the right to indemnification or payment of Indemnifiable Losses pursuant to this Article 9, or other remedy, based on such representations, warranties, covenants, and obligations.

        9.7)    Tax Treatment.    The parties shall report any indemnification payment made pursuant to this Article 9 as a purchase price adjustment unless otherwise required by law.

ARTICLE 10
TERMINATION

        10.1)    Termination Prior to Closing.    Notwithstanding any contrary provisions of this Agreement, the respective obligations of the parties hereto to consummate the Closing may be terminated and abandoned at any time at or before the Closing only as follows:

          (a)  By and at the option of Medtronic if the Closing shall not have occurred by November 1, 2002; provided that Medtronic shall not have breached in any material respect its obligations under this Agreement in any manner that shall have been the proximate cause of, or resulted in, the failure to consummate the Closing.

          (b)  By and at the option of MacroPore if the Closing shall not have occurred by November 1, 2002; provided that MacroPore shall not have breached in any material respect its obligations under this Agreement in any manner that shall have been the proximate cause of, or resulted in, the failure to consummate the Closing.

          (c)  At any time, without liability of any party to the others, upon the mutual written consent of MacroPore and Medtronic.

        10.2)    No Waiver.    Nothing contained in this Article 10 shall be construed as a release or waiver by any party hereto of any of its rights against any other party arising out of any breach of this Agreement by the other party.

ARTICLE 11
MISCELLANEOUS

        11.1)    Complete Agreement.    The Schedules and Exhibits to this Agreement shall be construed as an integral part of this Agreement to the same extent as if they had been set forth verbatim herein. This Agreement and the Schedules and Exhibits hereto constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersede all prior agreements whether written or oral relating hereto.

        11.2)    Survival of Representations and Warranties.    The representations and warranties contained in this Agreement shall survive and remain in full force and effect for two years after the Closing Date, except for the representations and warranties contained in Section 3.12 (Product Liability) or 3.13 (Environmental Matter), which claims shall survive until the expiration of all applicable statutes of limitation. No independent investigation by MacroPore or Medtronic, its counsel, or any of its agents or employees shall in any way limit or restrict the scope of the representations and warranties made by MacroPore or Medtronic in this Agreement.

        11.3)    Waiver, Discharge, Amendment, Etc.    The failure of any party hereto to enforce at any time any of the provisions of this Agreement, shall in no way be construed to be a waiver of any such provision, nor in any way to affect the validity of this Agreement or any part thereof or the right of the party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to be a waiver of any other or subsequent breach. Any amendment to this Agreement shall be in writing and signed by the parties hereto.

        11.4)    Notices.    All notices hereunder shall be deemed given if in writing and delivered personally or sent by telecopy (with confirmation of transmission) or certified mail (return receipt requested) or reputable courier service to the parties at the following addresses (or at such other addresses as shall be specified by like notice):

if to Medtronic, to:
Medtronic, Inc. World Headquarters 710 Medtronic Parkway Minneapolis, MN 55432-5604
with separate copies thereof addressed to
Attention:	General Counsel FAX No.: (763) 572-5459
and

Attention:	Vice President and Chief Development Officer FAX No.: (763) 505-2542
and if to MacroPore, to:
MacroPore Biosurgery, Inc. 6740 Top Gun Street San Diego, CA 92121 Attention: Christopher J. Calhoun FAX (858) 458-0995
with separate copies thereof addressed to:
MacroPore Biosurgery, Inc. 6740 Top Gun Street San Diego, CA 92121 Attention: Manager of Legal Affairs FAX (858) 458-0994
and
Brobeck, Phleger & Harrison LLP 12390 El Camino Real San Diego, CA 92130 Attention: Hayden J. Trubitt, Esq. FAX (858) 720-2555

        Any party may change the above specified recipient and/or mailing address by notice to all other parties given in the manner herein prescribed. All notices shall be deemed given on the day when actually delivered as provided above (if delivered personally, by telecopy or by reputable courier service) or on the date that is three days after the date shown on the return receipt (if delivered by mail).

        11.5)    Expenses.    Except as otherwise expressly provided herein, Medtronic and MacroPore shall each pay their own expenses (including, but not limited to, all compensation and expenses of counsel, financial advisors, consultants, actuaries and independent accountants) incident to this Agreement and the preparation for, and consummation of, the transactions provided for herein.

        11.6)    Governing Law and Arbitration.    This Agreement shall be governed by and interpreted in accordance with the laws of the State of California, including all matters of construction, validity, performance and enforcement, without giving effect to principles of conflict of laws. Any dispute arising out of or relating to this Agreement (including the formation, interpretation or alleged breach thereof) shall be settled by final and binding alternative dispute resolution conducted under the auspices of, and in accordance with, the provisions set forth in Exhibit H. The results of such arbitration proceedings shall be binding upon the parties hereto, and judgment may be entered upon the arbitration award in any court having jurisdiction thereof. Notwithstanding the foregoing, either party may seek interim injunctive relief from any court of competent jurisdiction.

        11.7)    Public Announcement.    In the event any party proposes to issue any press release or public announcement concerning any provisions of this Agreement or the transactions contemplated hereby, such party shall so advise the other parties hereto, and the parties shall thereafter use their best efforts to cause a mutually agreeable release or announcement to be issued. Neither party will publicly disclose or divulge any provisions of this Agreement or the transactions contemplated hereby without the other party's written consent, except as may be required by applicable law or stock exchange regulation, and except for communications to such party's employees or customers or investors or prospective investors (subject to appropriate confidentiality obligations); provided that, prior to disclosure of any provision of this Agreement that either party considers particularly sensitive or confidential to any governmental agency or stock exchange, the parties shall cooperate to seek confidential treatment or other applicable limitations on the public availability of such information.

        11.8)    Successors and Assigns.    This Agreement shall be binding upon and inure to the benefit of the parties hereto and the successors or assigns of the parties hereto; provided that the rights and obligations of MacroPore herein may not be assigned except that all such rights and obligations of MacroPore may be assigned to an entity that will succeed to substantially all of the polylactic-acid-related business of MacroPore, and the rights of Medtronic may be assigned only to an Affiliate of Medtronic or to such business organization that shall succeed to the business of Medtronic or of such subsidiary to which this Agreement relates.

        11.9)    Titles and Headings; Construction.    The titles and headings to Sections herein and Exhibits and Schedules hereto are inserted for the convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement. This Agreement shall be construed without regard to any presumption or other rule requiring construction hereof against the party causing this Agreement to be drafted. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective permitted successors or assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

        11.10)    Severability.    If any provision of this Agreement is held invalid, unenforceable or void by a court of competent jurisdiction, the remaining provisions shall nonetheless be enforceable according to their terms. In such case, the parties agree to negotiate in good faith to create an enforceable contractual provision to achieve the purpose of the invalid provision. Further, if any provision is held to be overbroad as written, such provision shall be deemed amended to narrow its application to the extent necessary to make the provision enforceable according to applicable law and shall be enforced as amended.

        11.11)    Counterparts.    This Agreement may be executed in any number of counterparts, each of which shall be deemed as original and all of which together shall constitute one instrument.

        11.12)    Confidentiality.    Each party will (i) keep confidential, and not disclose to others, all Confidential Information of the other party, and (ii) not use any of the other party's Confidential Information for its own direct or indirect benefit, or the direct or indirect benefit of any third party, except that a party may use the other party's Confidential Information to the extent necessary to perform its duties and obligations, or to enforce such party's rights, under this Agreement, or to exercise such party's rights under the License Agreement. The foregoing shall not prohibit disclosures: (x) made to the receiving party's sub-distributors, employees or agents who have a "need to know" the other party's Confidential Information to the extent such disclosure is necessary to perform such party's duties and obligations, or to enforce such party's rights, under this Agreement or the License Agreement, provided that such sub-distributors, employees or agents agree in writing or are otherwise actually compelled to comply with the obligations of this Section 11.12, and the receiving party remains directly responsible to the disclosing party for their compliance; or (y) compelled to be made by any requirement of law or pursuant to any legal, regulatory or investigative proceeding before any court, or governmental or regulatory authority, agency or commission so long as the party so compelled to make disclosure of Confidential Information of the other party provides prior written notice to such other party so that the other party may seek a protective order or other remedy to protect the confidentiality of the Confidential Information and/or waive the compelled party's compliance with this Section 11.12, provided that all such information so disclosed (other than in a way which makes it generally available to the public) shall remain Confidential Information for all other purposes. If such protective order, other remedy or waiver is not obtained by the time the compelled party is required to comply, the compelled party may furnish only that portion of the Confidential Information of the other party that it is legally compelled, in the opinion of counsel, to disclose and shall request, at the other party's expense, that such Confidential Information be accorded confidential treatment (if such procedure is available), including redaction of any payment terms specified herein. Each party further agrees to take appropriate measures to prevent any such prohibited disclosure of Confidential Information by its present and future employees, officers, agents, subsidiaries, or consultants. This Section shall survive indefinitely with respect to manufacturing information and, with respect to all other Confidential Information, for a period of three years from and after the Closing or any termination of this Agreement.

  (Remainder of page intentionally blank; signatures follow on next page)

        IN WITNESS WHEREOF, each of the parties has caused this Asset Purchase Agreement to be executed in the manner appropriate for each, as of the date first above written.

MEDTRONIC PS MEDICAL, INC.
By:

	Its:	Vice President
MACROPORE, INC.
By:

Its

SOLELY AS TO SECTION 5.11
Chris Calhoun
SCHEDULES:
2.8	—	Transition Timetable
3.3(a)	—	Cost Statements
3.3(b)	—	Manufacturing Yields
5.5	—	Training
5.6	—	Know-How Transfer
5.16		International CMF Distributor List
EXHIBITS:
A	—	License Agreement
B	—	Accessories
C	—	Amended and Restated Distribution Agreement
D	—	Assignment and Assumption Agreement
E	—	Bill of Sale
F	—	Successful Clinical Outcome Data Protocols
G	—	Letter of Assets
H	—	Alternative Dispute Resolution
I	—	Excluded Assets

The following Schedules and Exhibits have been omitted in accordance with Regulation S-K Item 601(b)(2). MacroPore Biosurgery, Inc. agrees to provide a copy of any omitted Schedule or Exhibit to the Securities and Exchange Commission upon request.

SCHEDULES:
2.8	—	Transition Timetable [For Training, Know-How & Equipment Transfer]
3.3(a)	—	Cost Statements [MacroPore's costs to produce Craniomaxillofacial Products]
3.3(b)	—	Manufacturing Yields [Method for Determining Yields]
5.5	—	Training
5.6	—	Know-How Transfer [Schedule used to determine when Know-How Transfer is complete]
5.16	—	International CMF Distributor List
EXHIBITS:
A	—	Form of License Agreement [The executed License Agreement has been filed with this Form 8-K as Exhibit 2.2]
B	—	Accessories [List of accessories used in the Business]
C	—	Form of Amended and Restated Distribution Agreement [The executed Amended and Restated Distribution Agreement has been filed with this Form 8-K as Exhibit 2.2]
D	—	Form of Assignment and Assumption Agreement [Standard Form]
E	—	Form of Bill of Sale [Standard Form]
F	—	Successful Clinical Outcome Data Protocols [Study protocol to be used to determine marketability of the Faster Resorbing Polymer]
G	—	Letter of Assets [List of all fixtures, molds, machines and equipment to be transferred to Medtronic]
H	—	Alternative Dispute Resolution
I	—	Excluded Assets [List of assets not to be transferred to Medtronic]

QuickLinks

ASSET PURCHASE AGREEMENT
ARTICLE 1 DEFINITIONS
ARTICLE 2 PURCHASE, SALE AND TRANSFER OF SPECIFIED ASSETS
ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF MACROPORE
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF MEDTRONIC
ARTICLE 5 CERTAIN COVENANTS AND AGREEMENTS
ARTICLE 6 CONDITIONS TO MEDTRONIC'S OBLIGATIONS
ARTICLE 7 CONDITIONS TO MACROPORE'S OBLIGATIONS
ARTICLE 8 CLOSING
ARTICLE 9 INDEMNIFICATION
ARTICLE 10 TERMINATION
ARTICLE 11 MISCELLANEOUS